(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 29, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios LLC (the Company):

Fidelity Consumer Discretionary Central Fund
Fidelity Consumer Staples Central Fund
Fidelity Emerging Markets Equity Central Fund
Fidelity Energy Central Fund
Fidelity Financials Central Fund
Fidelity Floating Rate Central Fund
Fidelity Health Care Central Fund
Fidelity High Income Central Fund 1
Fidelity Industrials Central Fund
Fidelity Information Technology Central Fund
Fidelity International Equity Central Fund
Fidelity Materials Central Fund
Fidelity Telecom Services Central Fund
Fidelity Utilities Central Fund (the funds)

File No. 811-21667
Amendment No. 34

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company. This filing also includes a conformed copy of the manually signed consent of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity High Income Central Fund 2, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Specialized High Income Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund. The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 32.

This filing also serves to reflect Staff comments on Amendment No. 32, and make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jeffrey LaFountain
Jeffrey LaFountain
Legal Product Group